WashTec

RECEIVED

2004 APR 29 P 12:38

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WashTec AG • Argonstraße 7 • D-86153 Augsburg

04024752

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Date, 21st April 2004

Re: ***Washtec AG***
Exemption Number: 82-04888

SUPPL

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **April 21st, 2004** concerning " WashTec AG: results for fiscal 2003".

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on *March 18, 1999*.

Sincerely,

WashTec AG

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Christine Baisley

WashTec

RECEIVED
2004 APR 29 P 12:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

WashTec AG:

- **Result for fiscal 2003 characterised by one-time restructuring effects**
- **Significant measures of comprehensive restructuring programme implemented in 2003**
- **Turnaround expected in 2004**

Augsburg, April 21, 2004 – The WashTec Group looks back on a fiscal year of fundamental changes. Following the undesirable course of business in the previous years, a comprehensive restructuring programme to lead to an increase in earnings and a reduction in costs was developed in 2003.

The restructuring concept covers all divisions of the company. The completion of important projects in the past fiscal year means the company has laid the foundation for future profitability; the loss-making train wash and process technology operations in Germany were discontinued, all machine production activities have been concentrated in Augsburg, and the production plants in Schöllkrippen (Germany) and Houlgate (France) were closed as of the end of the year. The activities of the US and Spanish distribution subsidiaries have been transferred to distribution partners. An extensive efficiency-enhancing and cost-cutting programme has been initiated in the organisation's operating units. In addition, employees accepted reduced wages and salaries and/or extra work, thus making an important contribution to easing the financial pressure on the company. The positive effects of the measures that have been completed and the effects expected to result from current measures will substantially improve the company's cost structures and begin to make themselves felt from 2004.

The non-recurrent expenses of EUR 24.3 million related to the restructuring of the WashTec Group clearly left their marks on the Group's 2003 results. Including these non-recurrent effects, earnings before interest and taxes (EBIT) amounted to EUR -15.7 million (2002: EUR -7.5 million). Earnings before taxes (EBT) stood at EUR -23.9 million (2002: EUR -16.1 million), while the net loss for the year after taxes amounted to EUR 18.0 million (2002: EUR 14.1 million). Adjusted for non-recurrent effects, EBIT reached a positive EUR 9.5 million, up from EUR 3.5 million in the previous year.

Sales rose by a moderate EUR 5.6 million to EUR 241.1 million. "The development of sales in 2003 has shown that we have maintained our leading position, that our customer relationships remain intact and that WashTec enjoys great confidence in the market," said Thorsten Krüger, Chairman of WashTec AG's Executive Board since April 2004.

"We expect positive figures in 2004, with regard to both earnings before interest and taxes and earnings before taxes," Thorsten Krüger summed up the company's targets for the current fiscal year. Due to the streamlined product programme, sales are expected to be lower than in the previous year. At the same time, the cost reductions resulting from the restructuring programme will help improve the cost structure. Apart from continuing the current reorganisation, the current year will see the company focus on optimising its processes and improving its product range. This will enable the company to achieve the turnaround already in 2004.

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. +-49 0821/55 84-0

Board:
Thorsten Krüger (Sprecher)
Jürgen Lauer

Supervisory Board (Chair):
Alexander von Engelhardt

HRB 81